Copernic Inc. Announces 2008 Second Quarter Results

Montreal, Canada, August 12, 2008 - Copernic Inc., (the “Company”), (NASDAQ: CNIC), a leading software development company in the technology sector, specializing in internet, desktop and mobile search products, today reported its financial results for the second quarter ended June 30, 2008. Unless otherwise stated, all figures in this release are in US dollars.

Financial Highlights

▪	Revenue was $1.7 million for the second quarter 2008, same as first quarter 2008 compared to $2.0 million in the second quarter of 2007
▪	Net loss of $0.5 million ($0.04 per share) for the second quarter 2008 compared to net loss of $1.1 million ($0.07 per share) in the second quarter 2007
▪	Total expenses were at $1.7 million for the second quarter 2008 compared to $2.5 million for the second quarter 2007 and first quarter 2008 of $2.2 million
▪	Cash and cash equivalents were at $5.0 million as of June 30, 2008

Marc Ferland, President and CEO of Copernic stated that search and graphic advertising revenue at $1.3 million for the quarter were below the comparable quarter in 2007 at $1.8 million due to continued competitive pressures and general softening of the display advertising and pay per click search markets. However, the Copernic suite of desktop search products, which are part of the software revenue, at $421,000 for the quarter outperformed the comparable quarter in 2007 at $134,000. Along with previously announced cost improvement programs, the Company succeeded in significantly reducing its losses. Management continues to monitor the search market, evaluate operating plans and examine strategic alternatives in order to compensate for reduced revenues in the advertising sponsored search sector.

Financial Results for the quarter ended June 30, 2008

Revenues in the second quarter of 2008 totalled $1,720,809, down from $1,952,546 in the second quarter of 2007 mainly due to a decline in search advertising. Revenues in Q2 2008 were slightly higher than Q1 2008 by $12,000.

Gross margin in the second quarter 2008 was 63%, compared to 66% in the same quarter in 2007 mainly due to higher payouts to partners which deliver better quality traffic and usage of more bandwidth for having run our new Canadian data centers in parallel with the ones located in the United States. In April 2008, our US data centers were shut down and bandwidth costs related to these locations will be eliminated in July 2008.

Expenses in the second quarter of 2008 were at $1,670,779, compared to $2,531,151 in Q2 2007. The expense reduction is the consequence of the Company executing the action plan announced at the end of Q1 2008 which focused on a cost reduction plan for approximately $1.5 million on an annualized basis of which $1 million is related to reduced manpower.

Net loss in the second quarter 2008 was $522,000 ($0.04 per share), compared to a net loss of $1,085,000 ($0.07 per share) in the same quarter 2007.

Cash and cash equivalents totalled $4,954,000 which was a decrease of $1,225,000 from March 31, 2008. During Q2 2008, the Company paid its Directors & Officers Insurance for the current year, audit, legal fees and other costs related to 2007 year-end totalling approximately $750,000.

About Copernic Inc.
Copernic Inc. specializes in developing, marketing and selling cutting-edge search technology, providing innovative home and business software products and solutions for desktop, web and mobile users, through its online properties, including www.mamma.com and www.copernic.com.

With its award winning Copernic Desktop Search® software search engine product, the Company brings the power of a sophisticated, yet easy-to-use search engine to the user’s PC. Additionally, Copernic Inc. provides both online advertising as well as pure content to its vast array of partnerships worldwide through its well established media placement channels. Copernic handles over 1 billion search requests per month and has media placement partnerships established not only in North America, but also in Europe and Australia.

More information can be found at www.copernic-inc.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission. The Company expressly disclaims any intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR INFORMATION PLEASE CONTACT:

Copernic Inc.
Daniel Bertrand
Executive Vice President and Chief Financial Officer
Telephone Toll Free:  (877) 289-4682 #118
Telephone:  (514) 908-4318
Email:  dbertrand@copernic.com
Website:  www.copernic-inc.com

Copernic Inc. Condensed Consolidated Balance Sheets
(unaudited) (expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)

	As at June 30, 2008 $	As at December 31, 2007 $
Assets

Current assets
Cash and cash equivalents	4,953,804	2,099,560
Restricted Cash	-	807,468
Temporary investments	-	3,965,384
Accounts receivable	988,609	918,033
Income taxes receivable	337,867	221,205
Prepaid expenses	369,663	208,655

	6,649,943	8,220,305

Property and equipment	364,736	459,872

Intangible assets	1,823,404	2,320,676

Goodwill	7,357,003	7,357,003

	16,195,086	18,357,856

Liabilities

Current liabilities
Accounts payable and accrued liabilities	1,082,369	1,520,619
Deferred revenue	237,602	211,455
Deferred rent	8,903	11,016
Income tax payable	8,100	8,100
Current portion capital lease obligations	65,550	56,071

	1,402,524	1,807,261

Capital lease obligations	83,984	99,788
Future income taxes	505,112	650,413

Commitments

Shareholders’ Equity

Capital stock
Authorized
Unlimited common shares, no par value
Issued and outstanding
14,637,531 common shares	96,556,485	96,556,485

Additional paid-in capital	5,796,164	5,784,502

Accumulated other comprehensive income	561,137	561,137

Accumulated deficit	(88,710,320)	(87,101,730)

	14,203,466	15,800,394

	16,195,086	18,357,856

Copernic Inc. Condensed Consolidated Statements of Operations
(unaudited) (expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)

	For the six months ended		For the three months ended
	June 30,		June 30,
	2008 $	2007 $	2008 $	2007 $

Revenues	3,429,835	4,595,450	1,720,809	1,952,546

Cost of revenues	1,322,344	1,541,615	641,724	655,901

Gross Margin	2,107,491	3,053,835	1,079,085	1,296,645

Expenses
Marketing, sales and services	618,321	970,202	184,508	521,871
General and administration	1,616,580	2,700,668	674,370	869,457
Product development and technical support	1,115,944	1,211,259	509,522	616,150
Amortization of property and equipment	99,861	117,634	52,688	61,292
Amortization of intangible assets	508,433	984,371	255,380	493,254
Interest and other income	(99,869)	(237,258)	(21,382)	(94,431)
Write-down of property and equipment	21,531	-	-	-
Loss (gain) on foreign exchange	(28,041)	72,166	15,693	63,558

	3,852,760	5,819,042	1,670,779	2,531,151

Loss from operations before income taxes	(1,745,269)	(2,765,207)	(591,694)	(1,234,506)

Current income taxes	8,622	818	3,356	818
Recovery of future income taxes	(145,301)	(299,997)	(72,651)	(149,998)
	(1,608,590)	(2,466,028)	(522,399)	(1,085,326)

Net loss for the period	(1,608,590)	(2,466,028)	(522,399)	(1,085,326)

Basic and diluted net loss per share	(0.11)	(0.17)	(0.04)	(0.07)

Weighted average number of shares outstanding -basic and diluted	14,637,531	14,491,054	14,637,531	14,604,986

Copernic Inc. Condensed Consolidated Statements of Cash Flows
(unaudited) (expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)

	For the six months ended		For the three months ended
	June 30,		June 30,
	2008 $	2007 $	2008 $	2007 $
Cash flows from (used for)

Operating activities
Loss from continuing operations	(1,608,590)	(2,466,028)	(522,399)	(1,085,326)
Adjustments for
Amortization of property and equipment	99,861	117,634	52,688	61,292
Amortization of intangible assets	508,433	984,371	255,380	493,254
Employee stock-based compensation	11,662	375,260	(428)	78,588
Future income taxes	(145,301)	(299,997)	(72,651)	(149,998)
Write-down of property and equipment	21,531	-		-
Unrealized loss (gain) on foreign exchange	(2,431)	1,589	3,753	1,589
Net change in non-cash working capital items	(762,462)	684,095	(919,735)	(319,750)

Cash used for operating activities from continuing operations	(1,877,297)	(603,076)	(1,203,392)	(920,351)
Cash used for operating activities from discontinued operations	-	(6,253)	-	-

	(1,877,297)	(609,329)	(1,203,392)	(920,351)

Investing activities
Purchase of intangible assets	(5,056)	(61,387)	-	(36,950)
Purchase of property and equipment	(7,785)	(136,754)	(5,920)	(81,530)
Net decrease (increase) in temporary investments	3,965,384	4,071,130	-	(19,509)

Cash from (used for) investing activities	3,952,543	3,872,989	(5,920)	(137,989)

Financing activities
Issuance of capital stock	-	676,258	-	179,404
Repayment of obligations under capital leases	(28,470)	-	(15,464)	-

Cash from (used for) financing activities	(28,470)	676,258	(15,464)	179,404

Net change in cash and cash equivalents during the period	2,046,776	3,939,918	(1,224,776)	(878,936)

Cash and cash equivalents - Beginning of period	2,907,028	2,379,617	6,178,580	7,198,471

Cash and cash equivalents - End of period	4,953,804	6,319,535	4,953,804	6,319,535
Cash and cash equivalents comprise:
Cash	1,252,811	1,817,587	1,252,811	1,817,587
Short-term investments	3,700,993	4,501,948	3,700,993	4,501,948
	4,953,804	6,319,535	4,953,804	6,319,535